SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

China Clean Energy Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16939E 10 1

(CUSIP Number)

August 24, 2009

(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16939E 10 1	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY) Nai-ming Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,399,250
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,399,250
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based upon an aggregate of 31,512,269 shares of common stock outstanding as of August 12, 2009, based upon the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2009, as filed with the Securities and Exchange Commission on August 13, 2009.

CUSIP No. 16939E 10 1	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

China Clean Energy Inc.

(b)	Address of Issuer's Principal Executive Offices:

20 Sterling Circle, Suite 204 Wheaton, Illinois 60187

Item 2.

(a)	Name of Person Filing:

Nai-ming Yu

(b)	Address of Principal Business Office, or if none, Residence:

Fujian Zhongde Technology Limited Fulu Industrial District Long Tian Town Fuqing City, Fujian Province The People's Republic of China Post Code: 350315

(c)	Citizenship:

The People’s Republic of China

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

16939E 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 16939E 10 1	13G	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: 2,399,250

(b)	Percent of Class: 7.4%

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct to vote: 2,399,250
(ii)	Shared power to vote or to direct to vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2,399,250
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

CUSIP No. 16939E 10 1	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

CUSIP No. 16939E 10 1	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2009

/s/Nai-ming Yu
Nai-ming Yu